UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number 000-50656

INNEXUS BIOTECHNOLOGY INC.
(Exact name of registrant as specified in its charter)

1055 W. Hastings Street, Suite 2200 Vancouver, BC V6E 2E9
(604) 891-1158
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	[X]	Rule 12h-6(d)	[ ]
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	[ ]	Rule 12h-6(i)	[ ]
(for debt securities)		(for prior Form 15 filers)

PART 1

Item 1.  Exchange Act Reporting History

A.

InNexus Biotechnology Inc. (the "Company") first incurred the duty to file reports under Section 13(a) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") sixty days after it filed a Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the "SEC") to register its shares of common stock ("Common Shares") under Section 12(g) of the Exchange Act. The Registration Statement on Form 20-F was initially filed on March 30, 2004

B.

The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the SEC for the 12 months preceding the filing of this Form 15F, including at least one annual report pursuant to section 13(a) of the Exchange Act.

Item 2.  Recent United States Market Activity

The Company has never sold its securities in the United States in an offering registered under the Securities Act of 1933 other than an offering to employees that was registered on Form S-8.

Item 3.  Foreign Listing and Primary Trading Market

A.

The Company has maintained a listing of its Common Shares under the trading symbol "ISX" on the TSX Venture Exchange (the "TSX-V"), the primary trading market (as defined in Rule 12h-6(f)) for the Common Shares, in Toronto, Ontario, Canada (the "Primary Jurisdiction").

B.

The date of the initial listing of the Common Shares on the TSX-V was October 9, 1998. The Common Shares have been listed on the TSX-V since such date. Thus, the Company has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.

C.

To the best knowledge of the Company, for the period commencing on December 1, 2008 and ended on and including November 30, 2009 (the "Recent Trading Period"), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was 85%, and as such the primary trading market is larger than the trading market for the Common Shares in the United States during the same period.

Item 4. Comparative Trading Volume Data

Not applicable

Item 5. Alternative Record Holder Information

As of November 30, 2009, there were 125 holders of the Company's shares of common stock on a worldwide basis. The Company relied on Computershare Ltd and The Depository Trust Company to determine the number of holders of its common stock.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.

As required by Rule 12h-6(h) on December 30, 2009, the Company filed a Form 6-K to submit to the Securities and Exchange Commission a copy of the news release disseminated by the Company (the "News Release") disclosing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.

B.

The News Release was disseminated in the United States via Business Wire.In addition, the Company posted the News Release on its Internet website.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in the Primary Jurisdiction on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is the Company's profile on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10. Exhibits

The following exhibit is attached hereto:

Exhibit Number	Description
99.1	None

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, InNexus Biotechnology, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, InNexus Biotechnology Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

INNEXUS BIOTECHNOLGY INC.

By: /s/ Jeff Morhet
Jeff Morhet
President and Chairman of the Board

Dated: December 30, 2009